March 28, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:	RetailMeNot, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 18, 2014

File No. 001-36005

Ladies and Gentlemen:

We are submitting this letter on behalf of RetailMeNot, Inc. (the “Company” or “RetailMeNot”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on March 19, 2014 regarding the Company’s Form 10-K for the year ended December 31, 2013 (File No. 001-36005), which was filed with the Commission on February 18, 2014 (the “10-K”).

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the 10-K.

Operating Metrics, page 50

1. You indicated that visits did not include traffic through mobile applications; please explain to us why you believe it is appropriate to include mobile net revenue in calculating the net revenues per visit.

Response: The Company respectfully advises the Staff that visits to the Company’s websites from smartphones, tablets or other mobile devices, which the Company considers mobile web visits, are included when determining the number of visits. The Company excludes sessions of its mobile application from its determination of visits because the Company believes such use is largely consumer engagement-oriented rather than transaction-oriented, and the Company does not generate significant net revenues from a consumer’s use of the Company’s mobile applications.

Net Revenue, page 58

2. Please quantify and discuss the changes in net revenues attributable to the changes in price and volume. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company respectfully advises the Staff that substantially all of the increase in net revenues during the period is attributable to improved monetization of visits to the Company’s websites, driven primarily by an increase in the proportion of visits that resulted in paid transactions. The remainder of the increase was due primarily to an increase in the number of visits to the Company’s websites. The Company does not believe any changes in its commission rates contributed materially to the increase in net revenues during the period. The Company will describe the impact of the change in commission rates in future filings to the extent the Company’s management believes such information would be necessary to an understanding of the Company’s financial trends.

3. We note that the increase in paid transaction visits contributed to the 60.2% increase in your 2013 organic growth in net revenues. Please disclose the percentage increase in such visits. In addition, discuss in more detail how the remainder of the increase was attributable to the increase in visits. Further, tell us why your operating metrics do not include the total paid transaction visits.

Response: The Company respectfully advises the Staff that the Company focuses its operations on increasing the number of total visits, rather than paid visits, and tracks the number of total visits as an indication of the Company’s ability to engage consumers. The Company believes that total consumer visits is a critical part of the value proposition that it offers to retailers. By working to increase the total number of visits, whether paid or unpaid, the Company creates a more attractive marketplace for retailers to engage with consumers, which enables the Company to secure more and better paid arrangements with those retailers. The Company respectfully refers the Staff to the discussion of net revenues on Page 58, which contains a discussion of the impact of the increased rate of paid transactions and the increased number of visits on net revenues. The Company continues to monitor and evaluate the operating metrics it uses to track performance and will incorporate additional metrics in future filings to the extent the Company’s management utilizes such metrics in managing the performance of the business and such information would be necessary to an understanding of the Company’s financial condition.

4. In your Form 8-K filed on February 6, 2014, you indicated that mobile net revenue was $26.6 million for fiscal year 2013, an increase of 213% from the prior year. It appears that such an increase accounted for approximately 28% of the total net revenue increase for the period. We also note that visits operating metric did not include mobile traffic. Therefore, it does not appear the increase of mobile net revenue was driven by the increase of visits. In that regard, please explain the underlying factors that contributed to the change of mobile net revenue.

Response: The Company respectfully advises the Staff that, as discussed in response to Item 1 above, mobile web visits are included when determining total visits. The increase in mobile net revenues for the period was driven primarily by an increase in the number of mobile visits and better monetization of mobile visits.

Liquidity and Capital Resources, page 63

5. In future filings please expand your disclosure to include the amount of cash held by foreign subsidiaries. You indicated on page 55 that future foreign cash generation will be sufficient to meet future foreign subsidiaries’ cash needs.

Response: In response to the Staff’s comment, the Company will expand its disclosure in future filings to include the amount of cash held by foreign subsidiaries.

Domestic and Foreign Operations, page F-29

6. Refer to your long-lived assets disclosure. Please exclude the intangible assets, including goodwill amount from the disclosure pursuant to ASC 280-10-55-23.

Response: The Company respectfully advises the Staff that substantially all of the Company’s foreign identifiable long-lived assets are intangible assets, including goodwill. Therefore, the Company believes that excluding such intangible assets from the disclosure would reduce its usefulness to the reader. In response to the Staff’s comment, the Company will identify intangible assets as a separate line item in future filings, to allow the reader to distinguish between fixed assets and intangible assets. Below please find the allocation of identifiable long-lived assets among fixed assets and intangible assets by geography at the year ended December 31, 2013.

Identifiable Long-Lived Assets

	Fixed Assets (in thousands)	Intangible Assets (in thousands)
US	$8,989	$177,566
UK	$856	$44,433
Other	$472	$38,473

Total	$10,317	$260,472

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at: (512) 457-7126 if you have any questions.

Very truly yours,

DLA Piper LLP (US)

Samer M. Zabaneh

Partner

Cc:	Douglas C. Jeffries (RetailMeNot, Inc.)

Louis J. Agnese, III (RetailMeNot, Inc.)

Thomas Aylor (RetailMeNot, Inc.)

Justin Bowes (DLA Piper LLP (US))